PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, CA 94085

June 23, 2009

Via EDGAR

Jeffrey Krutzik
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:          PLX Technology, Inc.
Registration Statement on Form S-3
File No. 333-159668

 Mr. Krutzik:

We hereby withdraw the requests for acceleration that were filed on June 22, 2009 of the effective date of the above-referenced Registration Statement on Form S-3 for PLX Technology, Inc.

Please contact Jenny C. Yeh at (650) 251-5926 or Stephen J. Schrader at (415) 576-3028, of Baker & McKenzie LLP, if you have any questions or require additional information concerning the foregoing.

Sincerely,

PLX TECHNOLOGY, INC.

By:           /s/ Arthur O. Whipple
Arthur O. Whipple
Chief Financial Officer